Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

October 27, 2020

VIA EDGAR

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: Goldenwell Biotech, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 13, 2020

File No. 333-236561

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Goldenwell Biotech Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated October 21, 2020. The Company filed Amendment No. 4 to Form S-1 on October 27, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Response dated October 13, 2020

General

1. Please be advised that statements in your disclosure and on your website mentioned in comment 3 were only examples. In this regard, we note as additional examples: (1) the company still refers on its website under the caption "DNA Repair" to "Current cancer patients, by acting as a complementary treatment" as a target audience of the DNA Repair product; and (2) the disclosure on page 27 in your amended registration statement filed on September 24, 2020 that appears to refer to "Gene repair function" as one of the "main anticancer functions" of your DNA Repair product. As additional examples, we note the company: (1) still refers on its website under the caption "Sugar Master" and on page 28 of the amended registration statement that the main active ingredients include extracts "which act as anti-inflammatories;" and (2) has referred on page 29 in the amendment under the caption "Sugar Master Target Audience" to "a complementary treatment to diagnosed diabetics" as a target audience of the Sugar Master product. As a result, it appears that you market your products as providing medical benefits. Products intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Revise to describe the FDA approval required for your products.

Company response: The Company has revised the description of its products on pages 25 through 29 in response to this comment. With respect to the Company's website, the Company confirms that as of October 13, 2020, the Company had made revised the description of its products so that there were no direct or indirect statements regarding product functions.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo